KINGDOM DIM SUM INC.
Profit & Loss
January through May 2024

	Jan - May 24
Ordinary Income/Expense	
Income	
Sales	326,076.99
Total Income	326,076.99
Cost of Goods Sold	
Cost of Goods Sold	88,510.22
Total COGS	88,510.22
Gross Profit	237,566.77
Expense	
Advertising and Promotion	1,637.64
Cleaning	3,108.00
Dues and Subscriptions	155.98
Fire Protection Services	270.00
Insurance Expense	6,099.10
Licenses and Permits	2,089.12
Meals and Entertainment	106.37
Merchant Account Fees	6,146.52
Office Supplies	1,622.57
Outside Services	8,519.18
Payroll Processing Fees	600.00
Pest Control	690.00
Postage	7.65
Professional Fees	3,700.00
Rent Expense	48,931.45
Repairs and Maintenance	421.58
Security	349.44
Sales Tax Expense	18,877.87
Salaries	95,251.67
Supplies	1,665.93
Taxes - payroll	16,649.33
Telephone Expense	449.90
Uniforms	1,034.13
Utilities	17,055.64
Website	55.70
Total Expense	235,494.77
Net Ordinary Income	2,072.00
Other Income/Expense	
Other Expense	
State Income Tax	800.00
Total Other Expense	800.00
Net Other Income	-800.00
Net Income	**1,272.00**

KINGDOM DIM SUM INC.
Balance Sheet
As of May 31, 2024

	May 31, 24
ASSETS	
Current Assets	
Checking/Savings	
Chase - 6093	58,299.51
Total Checking/Savings	58,299.51
Other Current Assets	
Inventory	4,533.21
Total Other Current Assets	4,533.21
Total Current Assets	62,832.72
Fixed Assets	
Furniture and Fixtures	6,820.00
Improvements	42,900.00
Machinery and Equipment	71,929.66
Accumulated Depreciation	-16,899.00
Total Fixed Assets	104,750.66
Other Assets	
Security Deposit	18,489.42
Total Other Assets	18,489.42
TOTAL ASSETS	**186,072.80**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CC - Chase Credit Card #3377	196.30
CC - Chase Credit Card # 5120	6,261.12
Total Credit Cards	6,457.42
Total Current Liabilities	6,457.42
Long Term Liabilities	
Due to Related Party	-4,481.69
Total Long Term Liabilities	-4,481.69
Total Liabilities	1,975.73
Equity	
Capital Stock	1,000.00
Additional Paid in capital	199,000.00
Retained Earnings	-17,174.93
Net Income	1,272.00
Total Equity	184,097.07
TOTAL LIABILITIES & EQUITY	**186,072.80**

KINGDOM DIM SUM INC.
Statement of Cash Flows
January through May 2024

	Jan - May 24
OPERATING ACTIVITIES	
Net Income	1,272.00
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Inventory	-286.00
CC - Chase Credit Card #3377	-146.59
CC - Chase Credit Card # 5120	-1,516.60
Sales Tax Payable	-8,736.00
Net cash provided by Operating Activities	-9,413.19
FINANCING ACTIVITIES	
Due to Related Party	33,200.00
Net cash provided by Financing Activities	33,200.00
Net cash increase for period	23,786.81
Cash at beginning of period	34,512.70
Cash at end of period	**58,299.51**